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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2004

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    ------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                    ------
         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 ------------

         This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statement File No. 333-9050.


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


                           Magal Security Systems Ltd.



6-K Items

1. Press Release re Magal's receipt of $1.35 million of orders in Greece.

                                                                          ITEM 1

Press Release                                Source: Magal Security Systems, Ltd

Magal Receives US$1.35 Million of Orders in Greece
Monday March 1, 6:03 am ET

YAHUD, Israel, March 1 /PRNewswire-FirstCall/ -- Magal Security Systems Ltd. (Nasdaq: MAGS; TASE: MAGS) today announced that it has signed two contracts for the amount of US$1.35 million to protect a Greek military installation and a power plant in Greece.


The Greek Military installation order includes Magal's recently announced State-of the-Art FORTIS Integrated Command and Control system.


The Power Plant contract includes security systems such as perimeter intrusion detection systems, video motion detection systems and other systems, all controlled by Magal's Security Management System, MagNet. Both projects are expected to be completed during the year 2004.


Mr. Even-Ezra, Chairman of Magal, said: "We are very glad that Greece has joined the list of countries that are using Magal's systems and we have every reason to believe that we will receive more orders for installations in Greece during the year 2004."


About Magal Security Systems, Ltd.:


Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies Video Monitoring Services through Smart Interactive Systems, Inc., a subsidiary established in the U.S. in June 2001. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Romania, Mexico and an office in China.


Revenues for fiscal year 2003 were US$59.4 million, with net income of US$2.4 million.


Magal trades in the U.S. on the Nasdaq National Market since 1993 and in Israel on the Tel-Aviv Stock Exchange (TASE) since July 2001, in both under the symbol MAGS.


This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Report on Form 8-K filed with the Securities and Exchange Commission.

     Contacts:
     Magal Security Systems, Ltd        Gal IR International
     Raya Asher, CFO                    Ehud Helft/Kenny Green
     Tel: +972-3-539-1444               Tel: 1 866 704 6710
     Fax: 972-3-536-6245                Int'l dial: +972 3 607 4717
     magalssl@trendline.co.il           E-mail: ehud.helft@galir.com
     ------------------------                   --------------------
                                                kenny.green@galir.com
                                                ---------------------


-----------------------------------
Source: Magal Security Systems, Ltd

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              MAGAL SECURITY SYSTEMS LTD.
                                                     (Registrant)



                                              By: /s/Jacob Even-Ezra
                                                  -----------------------------
                                                  Jacob Even-Ezra
                                                  Chairman of the Board and
                                                  Chief Executive Officer



Date:  March 1, 2004